TSX, NYSE: AKG

ASANKO GOLD MINE PHASE 1 PROJECT UPDATE

Highlights:

•

Early works program at the Asanko Gold Mine and detailed engineering advancing on schedule with a full investment decision planned for July.

•

Mineral Resource Estimate revision for Nkran and Adubiaso deposits complete with no material change and detailesd mine planning underway

•

Definitive Project Plan to be published as an NI 43-101 compliant technical report by Q4 2014.

•

Environmental permit conditions continue to be removed – official moratorium declared over mining area in preparation for breaking ground in Q3 2014.

•

New General Manager appointed and recruitment of key operating personnel underway.

Vancouver, British Columbia, June 18, 2014 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to provide an update on activities at the fully funded and permitted Asanko Gold Mine (the “AGM” or the “Project”) in Ghana.  In early April, the Company engaged DRA as the Engineering, Procurement, Construction and Management (“EPCM”) contractor for the design and construction of Phase 1 of the Project as well as Knight Piesold to design the Tailings Storage Facility and carry out detailed geotechnical engineering works for the site.  Shortly thereafter, the Company initiated an early works program designed to advance the critical activities that will allow the Company to maintain its project schedule, targeting first gold in Q1 2016.

Detailed engineering and early works programs are proceeding on schedule, ground breaking at the plant site is expected to commence in August 2014, pending a positive investment decision on the Project by the Board in July.

Asanko Gold Mine Site Early Works

The site early works program, which began in April 2014 with a budget of approximately US$16 million, has been progressing on schedule and on budget.  For photos of the early works progress at AGM, please click on the following link: http://www.asanko.com/s/photogallery.asp

•

Upgrading of the site access road is nearing completion with 8km out of 11 km completed.

•

Refurbishment of the mining village is 80% complete.

•

The plant medical clinic construction is nearing completion and will be operational in early July.

•

Mobile equipment orders have been placed and delivery of key equipment is scheduled for July.

•

Refurbishment and upgrades to the site’s airstrip have been completed and inspected by the regulatory authorities.

•

Construction of the communication tower and office potable water systems have commenced.

Detailed Engineering

Since commencing work in early April, DRA have advanced several key front-end engineering and design activities, including:

•

Plant layout is now complete, revised to incorporate a potential Phase 2 expansion to the plant.

•

An initial order is expected to be placed shortly for the detailed design of the 161kV electrical infrastructure.

•

Various structural and civil designs are underway to allow bulk earth works to commence at the plant site in August 2014.

•

Mechanical equipment list, process and instrumentation diagrams and process design criteria have been completed.

•

Operating costs are in the process of being updated.

•

Civil, mechanical, electrical and infrastructure designs have been completed to sufficient detail to allow the detailed capital cost to be estimated.

•

The Control Base Estimate (“CBE”) or detailed capital cost estimate for the Project is in the final stages of completion with all tenders closed.

Knight Piesold have advanced geotechnical engineering with some additional geotechnical drilling completed over the past two months to support the detailed mine plan for the Nkran pit.

Resource Update & Mine Planning

Asanko’s independent Qualified Person with respect to NI 43-101 has completed revisions to the Mineral Resource Estimate (“MRE”) for the Nkran and Adubiaso pits, which are currently being used for detailed mine planning.

While the overall MRE has not changed materially since the previous estimate (announced in September 2012 and the basis for the Company’s current disclosure), the revised estimate incorporates a more detailed geological model and utilises a combination of Indicator Kriging and Ordinary Kriging to bring a higher level of confidence and detail to the MRE which makes it more suitable for detailed mine planning.

DRA are currently working on the detailed mine plan, with a preliminary plan to be ready for the Board’s investment decision in July and the final plan to be finalised during Q3 2014.

The revised MRE, detailed mine plan and CBE will all be combined into a Definitive Project Plan which is expected to be completed by Q4 2014 and filed as a NI 43-101 compliant technical report.

The contract tendering process has begun for the pre-strip component of the Nkran pit, which the Company expects to begin in Q4 2014.  The pre-stripping of Nkran involves cutting back the existing pit from historical mining operations.  Total pre-strip requirements are approximately 26 million tonnes of material to be moved to access the Nkran ore for the commencement of mining operations in Q3 2015.  The cost of the pre-strip has been included in the Project’s capital cost, as per the Company’s current disclosure.

Permitting

Phase 1 of the Project is fully permitted for the commencement of construction.  In early June, the Minerals Commission declared a moratorium over the expected mining and infrastructure areas.  The declaration of a moratorium is an important precursor to construction activity and will establish the basis for crop compensation and land use deprivation processes to commence with the local communities.  In addition, work is underway on a Resettlement Action Plan (“RAP”) which will be reviewed and approved by the Ghanaian Environmental Protection Agency in Q4 2014.

The Company continues to advance the permitting required to mine both Dynamite Hill and the Phase 2 mining operations at Esaase.  In early June, a Temporary Mining Permit was received for the Esaase deposit which would allow mining operations to commence at Esaase.  Full environmental permitting at Esaase is ongoing.

Organisational Capability

On June 1st, the Company officially appointed Jonathan Ebo Collins as General Manager - Asanko Gold Mine.  Charles Amoah, the current acting General Manager and a metallurgist, will continue with the Company as Manager – Processing.  Recruitment is underway for other key operating positions as the Company continues to build its organisational capability in Ghana.

Jonathan is a Ghanaian national and a mining engineer with over 25 years of operational experience in the African mining sector.  He has worked in Ghana, South Africa and Liberia, predominantly for major natural resources companies such as Xstrata Coal, Anglo American, Arcelor Mittal, Total, and Sasol.  He began his career with Ashanti Goldfields, now AngloGold Ashanti, at the Obuasi mine before moving to South Africa to work in the coal industry.  During his career, he has been Mine Manager and General Manager of several large coal operations with both open pit and underground mines and he has overseen projects from construction and commissioning through to operations.  He has won multiple national safety awards in recognition of the outstanding safety performance of the mines under his management. Jonathan holds a Bachelor of Science and a Postgraduate Diploma in Mining Engineering and is a member of the South African Institute of Mining and Metallurgy (SAIMM).

Enquiries:

For further information please visit www.asanko.com or contact:

Alex Buck, Manager – Investor Relations Telephone: +44-7932-740-452 Email: alex.buck@asanko.com	Greg McCunn, Chief Financial Officer Telephone: +1-778-729-0604 Email: greg.mccunn@asanko.com
General info@asanko.com

About Asanko Gold Inc.

Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. Asanko’s flagship project is the fully financed, multi-million ounce Asanko Gold Mine Project located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Forward-Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves.  The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Asanko uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).

4